# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SMITH MIDLAND CORP, CIK 0000924719
CUSIP: 832156103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ROUTE 28, P O BOX 300, MIDLAND, Virginia (VA), 22728
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0001017284
Persons authorized to receive notices and communications: Peggy M. Walz, 9030 Stony Point Parkway, Suite 100, Richmond, Virginia (VA), 23235, (804) 644-6382

## Reporting persons
- THOMPSON DAVIS & CO., INC. (CIK 0001017284): type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 1,815,675; shared dispositive power 0; aggregate amount beneficially owned 1,815,675 (33.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SMITH MIDLAND CORP
Address of issuer's principal executive offices: ROUTE 28, P O BOX 300, MIDLAND, Virginia (VA), 22728

## Item 2. Identity and Background
Name of person filing: Thompson Davis & Co., Inc.
Residence or business address: 9030 Stony Point Parkway, Suite 100, Richmond, VA 23235
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: New York

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: 00-RIA on behalf of clients

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose: 1,815,675

## Signatures
- THOMPSON DAVIS & CO., INC.: Peggy M. Walz, Chief Compliance Officer (06/05/2025)